Mail Stop 3561

March 3, 2008

Atlas Air Worldwide Holdings, Inc.
Jason Grant- Chief Financial Officer
2000 Westchester Avenue
Purchase, New York 10577

Re: **Atlas Air Worldwide Holdings, Inc.**
Form 10-K for the year ended December 31, 2006
Filed March 15, 2007
File No. 001-16545

Dear Mr. Grant:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief